UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Translation of registrant’s name into English)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Resignation of a Board Member

On April 1, 2022, Ms. Di Wu resigned from her position as a member of the Board of Directors (the “Board”) of EZGO Technologies Ltd. (the “Company”), effective immediately. Ms. Wu’s decision to resign was due to personal reasons and did not arise or result from any disagreement with the Board or the Company on any matter relating to the Company’s operations, policies or practices.

Appointment of a Board Member

To fill the vacancy created by Ms. Wu’s resignation until the Company’s third annual general meeting called for the election of directors, the Board appointed Ms. Peiyao Jin to serve as a director on the Board, effective on May 3, 2022.

Ms. Peiyao Jin, age 39, has served as a director of the Company’s variable interest entity, Jiangsu EZGO Electronic Technologies, Co., Ltd. (the “VIE”), since April 2022. From February 2011 to December 2013, Ms. Jin served as an Assistant Manager of Work and Income Henderson-Ministry of Social Development, a government department of New Zealand. From February 2005 to June 2009, Ms. Jin served as an Assistant Manager of Quest Auckland, a local hotel in New Zealand. Ms. Jin received her bachelor’s degree in Accounting from Auckland University of Technology in November 2007.

Ms. Jin is the spouse of Shuang Wu, the former Chief Operating Officer of the Company and the VIE. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which Ms. Jin was selected as a director. There are no transactions between the Company and Ms. Jin that will be required to be reported pursuant to Item 404(a) of Regulation S-K.

On April 1, 2022, Ms. Jin and the VIE entered into a standard labor contract, pursuant to which Ms. Jin serves as a director of the VIE for an initial term of three years, expiring March 31, 2025, subject to certain exceptions provided under the PRC Labor Contract Law. Ms. Jin is entitled to a fixed base salary in the amount of RMB5,000 (approximately US$786) per month plus bonus from the VIE. Ms. Jin is also entitled to participate in any benefit plans stipulated by both parties and social insurance required by the PRC laws. The labor contract also contains customary restrictive covenants relating to confidentiality and non-competition.

The foregoing summary is qualified in its entirety by the full text of the Labor Contract, dated April 1, 2022, by and between Peiyao Jin and the VIE. A copy of English Translation of the Labor Contract is attached to this report on Form 6-K as Exhibit 99.1 and is incorporated by reference herein.

Departure and Appointment of Chief Operating Officer

On April 1, 2022, Mr. Shuang Wu tendered his resignation as Chief Operating Officer of the Company to the Board, effective immediately. Mr. Wu’s resignation was for personal reasons and was not due to any disagreement with the Company. To fill the vacancy created by Mr. Wu’s resignation, on May 5, 2022, the Board appointed Mr. Zebin Zhao to serve as the Company’s Chief Operating Officer, effective immediately.

Mr. Zebin Zhao, age 35, has served as the Chief Operating Officer of the VIE since April 2022. From August 2020 to April 2022, Mr. Zhao served as the Deputy General Manager of the VIE, where he was responsible for supervising corporate governance and daily operations. From January 2017 to August 2020, Mr. Zhao served as the General Manager of Shenzhen Xingcaitong Asset Management Co., Ltd., an investment management company, where he was responsible for investment management. From August 2011 to January 2017, Mr. Zhao served as the Deputy General Manager of Shenzhen Shuangzixing Asset Management Co., Ltd., an investment management company, where he was responsible for industrial research and mergers and acquisitions. From April 2010 to July 2011, Mr. Zhao served as a credit analyst of Shenzhen Southern Credit Rating Co., Ltd., a credit rating company. Mr. Zhao received his bachelor’s degree in Finance from Shenzhen University in July 2010. He obtained his fund qualification certificate from the China Securities Investment Fund Industry Association in June 2017.

On April 1, 2022, Mr. Zhao and the VIE entered into a standard labor contract, pursuant to which Mr. Zhao has been employed as the Chief Operating Officer of the VIE for an initial term of three years, expiring March 31, 2025, subject to certain exceptions provided under the PRC Labor Contract Law. Mr. Zhao is entitled to a fixed base salary in the amount of RMB25,000 (approximately US$3,929) per month plus bonus from the VIE. Mr. Zhao is also entitled to participate in any benefit plans stipulated by both parties and social insurance required by the PRC laws. The labor contract also contains customary restrictive covenants relating to confidentiality and non-competition.

Mr. Zhao has no family relationships with any director or executive officer of the Company. There are no transactions between the Company and Mr. Zhao that will be required to be reported pursuant to Item 404(a) of Regulation S-K.

The foregoing summary is qualified in its entirety by the full text of the Labor Contract, dated April 1, 2022, by and between Zebin Zhao and the VIE. A copy of English Translation of the Labor Contract is attached to this report on Form 6-K as Exhibit 99.2 and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	English Translation of the Labor Contract, dated April 1, 2022, by and between Peiyao Jin and Jiangsu EZGO Electronic Technologies, Co., Ltd.
99.2	English Translation of the Labor Contract, dated April 1, 2022, by and between Zebin Zhao and Jiangsu EZGO Electronic Technologies, Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZGO Technologies Ltd.

By:	/s/ Jianhui Ye
Name:	Jianhui Ye
Title:	Chief Executive Officer

Date: May 17, 2022

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